

June 29, 2011

<u>Via E-mail</u>
Earl Fry
Chief Financial Officer
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

     Re: **Informatica Corporation**
          Form 10-K for the Fiscal Year Ended December 31, 2010
          Filed February 25, 2011
          Form 10-Q for the Quarterly Period Ended March 31, 2011
          Filed May 5, 2011
          File No. 000-25871

Dear Mr. Fry:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information of the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Craig Wilson

                    Craig Wilson
                    Senior Assistant Chief Accountant